Exhibit 99.1

Scorpio Bulkers Inc. Announces a Commitment for a New Loan Facility and the Agreement to Modify a Contract to Acquire a Single Ultramax Vessel

MONACO, Dec. 04, 2017 (GLOBE NEWSWIRE) -- Scorpio Bulkers Inc. (NYSE:SALT) (“Scorpio Bulkers,” or the “Company”) announced today that the Company has received a commitment from a leading European financial institution for a loan facility of up to $38.7 million. The loan facility will be used to finance up to 60% of the market value of the three Ultramax dry bulk vessels the Company has recently agreed to acquire. The loan facility will have a final maturity of five years from the signing date and bears interest at LIBOR plus a margin of 2.85% per annum. The terms and conditions will be similar to those set forth in the Company's existing credit facilities. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.
Scorpio Bulkers also announced today that the Company has agreed to modify a previously announced contract with an unaffiliated third party to acquire a 2015 Chinese built Ultramax dry bulk vessel. The Company will now include in the total consideration 910,802 common shares of the Company.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc., after the completion of its recent acquisitions of nine Ultramax vessels, will own or finance lease 55 vessels, consisting of 18 Kamsarmax vessels and 37 Ultramax vessels. The Company also time charters-in one Ultramax vessel and one dry bulk Kamsarmax vessel is expected to be delivered to the Company in the second quarter of 2018 from a shipyard in China. Upon final delivery of all the vessels the owned fleet is expected to have a total carrying capacity of approximately 3.9 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)

www.scorpiobulkers.com

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